SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                           Amendment No. 1

                    Telephone and Data Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             879433100
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
        		   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          February 18, 2005
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]





CUSIP No. 879433100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    5,941,957 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    3,598,500 shares (Shared)
                                        2,082,000 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    8,014,957 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :     3,598,500 shares (Shared)
                                             9,000 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,622,457 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES  [X] See Item 5(a)
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      22.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

Note: All shares identified above are shares of the Issuer?s class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.


CUSIP No. 879433100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	3,598,500 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	3,598,500 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,598,500 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      7.1%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

Note: All shares identified above are shares of the Issuer?s class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.





CUSIP No. 879433100                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None  (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

Note: All shares identified above are shares of the Issuer?s class of Common Stock, and the percentage in Row 13 above relates to such class of Common Stock.



Item 4.  Purpose of Transaction

The following is added to Item 4:

         On February 18, 2005, Telephone and Data Systems, Inc., a Delaware corporation (the "Issuer"), issued a press release announcing that it will distribute one Special Common Share in the form of a stock dividend for each outstanding Common Share and Series A Common Share of the Issuer, subject to shareholder approval of an amendment to the Issuer's Restated Certificate of Incorporation that would increase the authorized number of Special Common Shares from 20 million to 165 million. In its press release, the Issuer stated that the new Special Common Shares would provide the Issuer with greater strategic and financial flexibility and a more flexible capital structure, and that at some point in the future, the Issuer may make an offer to issue new Special Common Shares in exchange for all of the common shares of United States Cellular Corporation that are not owned by the Issuer. The Issuer stated that it currently owns approximately 82 percent of United States Cellular common stock.

         Southeastern Asset Management, Inc. ("Southeastern") views the Issuer's announcement on February 18, 2005 as a positive step and, as a result, Southeastern advised the Issuer that (i) Longleaf Partners Fund ("Longleaf") is withdrawing its shareholder proposal for the Issuer's 2005 annual meeting, which was submitted to the Issuer pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, (ii) Longleaf will not nominate any candidates to stand for election to the Issuer's board of directors at the Issuer's 2005 annual meeting, although Southeastern did suggest one board candidate to management of the Issuer for its consideration, and (iii) Southeastern and Longleaf support the Issuer's management in its efforts to rationalize the Issuer's capital structure. While Southeastern and Longleaf will continue to monitor their investment in the Issuer and reserve all rights that they may have with respect to such investment, including the right to nominate directors of the Issuer in the future, they are encouraged by the Issuer's recent actions and expect to work constructively with the Issuer's management to achieve recognition of the Issuer's value.




                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 23, 2005


                              SOUTHEASTERN ASSET MANAGEMENT, INC.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel


                              LONGLEAF PARTNERS FUND

                              By /s/ O. Mason Hawkins
                              _______________________________
                              O. Mason Hawkins
                              Trustee and Co-Portfolio Manager


                              O. MASON HAWKINS
                              (Individually)

                               /s/ O. Mason Hawkins
                              _______________________________



                        Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 1 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 1 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of February 23, 2005.

                              Southeastern Asset Management, Inc.

                              By:  /s/ Andrew R. McCarroll
        		      __________________________________
         		      Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund

			      By: /s/ O. Mason Hawkins
                              _______________________________
                              O. Mason Hawkins
                              Trustee and Co-Portfolio Manager

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________
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